EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2006 Employee Stock Option Plan of Medallion Financial Corp. of our reports dated February 21, 2006 related to the consolidated financial statements as of December 31, 2005 and for the year then ended and consolidated schedule of investments as of December 31, 2005 of Medallion Financial Corp. included in its Annual Report on Form 10-K for the year ended December 31, 2005, Medallion Financial Corp. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Medallion Financial Corp., filed with the Securities and Exchange Commission.

/s/ Weiser LLP

Weiser LLP

New York, New York

August 3, 2006